Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 31 March 2018

Quarterly Activities Report for the quarter ended 31 March 2018 HIGHLIGHTS Refreshed Board of Directors endorsed by shareholders following the 31 January 2018 General Meeting, Progressed establishment of an internal division to pursue medical and biotech blockchain opportunities, Continued strengthening of collaborative research relationship with The University of Melbourne to broaden the applicability of the BREVAGenp/us® breast cancer risk assessment test, Maintained strong cash position with $6.5M in cash, Melbourne, Australia, 30 April 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms , is pleased to provide its Quarterly Activities Report for the period ending 31 March 2018, together with the attached Appendix 4C. Corporate Matters 31 January 2018 General Meeting Following the resignation of Dr Malcolm R Brandon and Mr Grahame Leonard on 30 January 2018 as Directors of the Company, the 4 resolutions that were put before the shareholders at the 31 January 2018 General Meeting were passed, resulting in the removal of Mr Eutillio Buccilli as Director, and the appointment of Mr Peter Rubinstein, Mr Sam Lee and Dr George Muchnicki as Directors of the Company. Mr Rubinstein and Mr Lee bring to the Board extensive blockchain experience, both being Directors of DigitalX (ASX: DCC), Australia’s pre-eminent listed blockchain advisory group. Dr Paul Kasian was appointed by the Board as Chairman of the Company, and subsequently also as interim CEO following Mr Buccilli’s departure on 6 February 2018. On 15 February 2018 the Company announced that it had entered into a non-binding terms sheet with Blockchain Global Limited (BCG) with the objective of providing a framework for entering into a strategic alliance with BCG to explore potential medical and biotech blockchain applications to provide efficiencies and new opportunities leveraging off the Company’s existing genomics business and BCG’s extensive blockchain application experience. Additionally, the Company announced that it would seek to raise capital through a private placement. Both proposals are subject to a number of conditions, including prior shareholder approval. Update on Strategic Review Initiative The new Board of the Company has elected not to pursue any of the potential strategic opportunities that were identified during the comprehensive review undertaken by Roth Capital Partners during the latter half of 2017. Instead, as detailed in the S249D notice presented to the Company in December 2017 culminating in the changes to the Board (as detailed above) at the 31 January 2018 General Meeting, the Board has committed to; commercialise existing R&D capabilities, IP and BREVAGenplus to achieve better patient outcomes; and explore and capitalise on Blockchain opportunities in the medical and biotech industries (refer below for more details). Commercial and Financial Snapshot Test samples received for the quarter were 84, compared to 125 in the previous quarter (Q2 FY18), while 162 samples were received in the previous corresponding period (PCP), (Q3 FY17). For the nine months to date, 324 tests samples were received compared to 770 tests received in the PCP. 1 genetic technologies

Quarterly Activities Report
for the quarter ended **31 March 2018**

Total cash receipts from customers during the quarter ended 31 March 2018 were $71k, compared to $106k in the previous quarter, taking the equivalent figure to $356k for the nine months to date. In addition, in January 2018, the Company received $235k for ongoing eligible research and development expenditure under the Australian Governments R&D Tax Incentive program.

Operational cash spend for the quarter was $1.5M, being $0.2M more than the previous December quarter of $1.3M. The forecast cash spend for Q3 is $1.8M and $6.9M for the FY 2018, being $0.9M less than the previous corresponding full year period of $7.8M, representing a 12% reduction in annual cash spend.

As at 31 March 2018, the Company had $6.5M in cash.

Product Development Update

GTG is actively developing a range of cancer risk prediction tests that are designed to assist in the early detection of cancer and help physicians improve patient outcomes.

Breast Cancer BREVAGenplus Risk Assessment Progress

Breast cancer is the most common form of cancer affecting women and approximately one in eight women in the USA and Australia will develop the disease in their lifetime.

Targeted application of current chemoprevention, screening and lifestyle prevention measures based on GTG's new risk assessment test could further improve outcomes for breast cancer by helping to provide early diagnosis. In the US 5 year survival rates for women range from close to 100% for stage 0 or stage 1 to less than 22% for stage 4 breast cancer.

https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-survival-rates.html

GTG, in collaboration with Professor John Hopper from the Centre for Epidemiology and Biostatistics at The University of Melbourne is well advanced in its goal to improve the applicability and accuracy of BREVAGen*plus*. The new BREVAGen*plus* test is designed to help physicians detect Breast cancer at an early stage – and thus directly impact on survival rates for women. We will further update the market in our next quarterly or when the research work is completed.

Colorectal Cancer Risk Assessment Progress

Colorectal cancer represents 12.3% of all new cancers diagnosed in Australia in 2018. It is a leading cause of cancer death and disability in Australia and the USA.

https://bowel-cancer.canceraustralia.gov.au/statistics

To assist in detailing our positive research progress GTG is pleased to provide a preprint of our colorectal cancer test validation data. With this data we are well advanced in our goal to create an effective and clinically useful test for colorectal cancer.

Biorxiv (https://www.biorxiv.org/content/early/2018/02/21/267666

GTG has now commenced discussions with local and international stakeholders to help identify and develop pathways to market. This represents a significant development for GTG as we transition from a single product company to a company with an R & D platform and multiple predictive oncology products.

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Quarterly Activities Report for the quarter ended 31 March 2018 Other Cancer Risk Assessment Tests GTG has identified a list of suitable cancer targets for our predictive technologies. Once prioritised we will update the market with further details. To assist with this programme GTG is investigating alternative technology and platforms for performing the Company’s genetic testing. Blockchain Update Following the 15 February 2018 announcement with regards to a proposed strategic alliance with Blockchain Global Limited (BCG), the Company is actively engaging with stakeholders and pursuing opportunities that potentially allow it to not only build on the genomic assets and expertise that it has developed to date but also take advantage of the new and developing opportunities that blockchain digital platforms may create in the medical and biotech industries. Blockchain technology presents a unique opportunity for GTG to contribute to the advancement of cancer research and to improve the health of individuals around the world. The security and privacy inherent in the blockchain provides a means by which individuals can share their genomic information with research organisations while retaining control of their personal medical records. GTG is also exploring the implications of blockchain technology to enable big data applications that will utilise artificial intelligence to promote personalised healthcare informed by the genomics data. The creation of a store of genetic data may more accurately guide the treatment of individuals according to their genetic risk profile. When high-risk individuals are monitored appropriately, potentially dangerous cancers can be detected early. Treatment options for early-stage cancer are more effective and less disruptive to the individual. This presents opportunities for greater efficiency across the healthcare system while ensuring better patient outcomes. A new functional team, made up of; Mr Tim Dean (Chief Operating Officer, Blockchain), previously BCG’s head of Medtech efforts with over 10 years’ experience at CSL, and, 2 additional staff sourced from BCG’s Icoin90 team with experience in developing blockchain start-ups, has been established to evaluate and pursue these opportunities, with progress being made in this regard. We will further update the market regarding blockchain opportunities as required in due course. Most recently, the Company signed a non-binding agreement with Project Shivom as announced on 6 March 2018. Separately, Project Shivom has recently announced a US$32M raising for a genomics platform on the blockchain. Signed on behalf of Genetic Technologies Limited Date: 30 April, 2018 Dr Paul Kasian Chairman & Interim CEO 3

Appendix 4C Quarterly report for entities subject to Listing Rule 4.78 +Rule 4.78 Appendix 4C Quarterly report for entities subject to Listing Rule 4.78 Introduced 31 /03/00 Amended 30/09/01 , 24/10/05, 17/ 12/10, 01 /09/16 Name of entity GENETIC TECHNOLOGIES LIMITED ABN Quarter ended (“current quarter”) 17 009 212 328 MARCH 2018 Consolidated statement of cash flows ‘ Current quarter 1. Cash flows from operating activities ; 1.1 Receipts from customers • 1 .2 Payments for (a) research and development (b) product manufacturing and operating costs (c) advertising and marketing (d) leased assets (e) staff costs (f) administration and corporate costs 1.3 Dividends received (see note 3) 1.4 Interest received 1.5 Interest and other costs of finance paid • 1.6 Income taxes paid Government grants and tax incentives Other (provide details if material) Net cash from I (used in)_operating activities 2. Cash flows from investing activities 2.1 Payments to acquire: (a) property, plant and equipment (b) businesses (see item 10) (c) investments + See chapter 19 for defined terms 1 September 2016 71 (21) (31) (19) ‘ (801; I (627) 1 235 (1 ,192) Year to date (9 Months) $A’OOO (270) (96) (331) ‘ I(2,488) (1 ,936) 12 -308 (4,445) (2) Page Page 1

Appendix 4C Quarterly report for entities subject to Listing Rule 4.78 Consolidated statement of cash flows ‘. Current quarter Year to date l $A’OOO (9 Months) $A’OOO (d) intellectual property 2.2 2.3 2.4 2.5 ‘ 2.6 (e) other non-current assets Proceeds from disposal of: (a) property, plant and equipment (b) businesses (see item 10) (c) investments (d) intellectual property (e) other non-current assets Cash flows from loans to other entities Dividends received (see note 3) Other (provide details if material) Net cash from I (used in) investing activities 3. Cash flows from financing activities 3.1 Proceeds from issues of shares 3.2 3.3 !; 3.4 1 3.5 3.6 3.7 3.8 1 3.9 3.10 Proceeds from issue of convertible notes Proceeds from exercise of share options Transaction costs related to issues of shares, convertible notes or options Proceeds from borrowings Repayment of borrowings Transaction costs related to loans and borrowings Dividends paid Other (provide details if material) Net cash from I (used in) financing activities ‘ 4. Net increase I (decrease) in cash and cash equivalents for the period 4.1 . 4.2 1 4.3 4.4 Cash and cash equivalents at beginning of quarter/year to date Net cash from I (used in) operating activities (item 1.9 above) Net cash from I (used in) investing activities (item 2.6 above) Net cash from I (used in) financing activities (item 3.10 above) + See chapter 19 for defined terms 1 September 2016 (2)(1 0) 7,594 (1 ,192) 10,988 (4,445) (2) i (1 0) Page 2

Appendix 4C Quarterly report for entities subject to Listing Rule 4.78 Consolidated statement of cash flows Current quarter $A’000 Year to date 4.5 Effect of movement in exchange rates on 84 cash held (45) 4.6 6,486 quarter ! 6,486 ‘ Cash and cash equivalents at end of 5.1 at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Bank balances 5.2 Call deposits 6,486 I •- —! 7,594 1 i 5.3 Bank overdrafts 5.4 I 5.5 [ Other (provide details) 6,486 7,594 6. Payments to directors of the entity and their associates r - $A’OOO 6.1 Aggregate amount of payments to these parties included in item 1.2 ,-— —-— ... 330 ‘6.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 l L.. .... -— -—• —•••• 6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2 The amount included at Items 6.1 & 6.2 include $329,753 paid to Directors during the quarter in respect of fees and superannuation, as well as the fmal payment to the outgoing CEO & Executive Director. 7. Payments to related entities of the entity and their associates 7.1 Aggregate amount of payments to these parties included in item 1.2 7.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 Current quarter $A’000 7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 + See chapter 19 for defined terms 1 September 2016 Page 3

8. 8.1 8.2 8.3 Financing facilities available Add notes as necessary for an understanding of the position Loan facilities Credit standby arrangements Appendix 4C Quarterly report for entities subject to Listing Rule 4.78 Total facility amount at quarter end $A’000 Amount drawn at quarter end $A’OOO Other (please specify)- Credit Card 183 2 8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well. Credit card facilities: 9. 9.1 9.2 9.3 9.4 9.5 9.6 1. Secured - Bank of America, $33,000 facility with interest at 10.25% p.a. 2. Unsecured -National Australia Bank, $150,000 facility with interest at 12.65% p.a. Estimated cash outflows for next quarter Research and development Product manufacturing and operating costs Advertising and marketing Leased assets Staff costs Administration and corporate costs $A’000 201 52 157 i 601 755 : 9.7 Other (provide details if material}- Plant & Equipment 9.8 Total estimated cash outflows 10. Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above) I 1,766 . Acquisitions Disposals 10.1 Name of entity 10.2 1 10.3 10.4 10.5 Place of incorporation or registration Consideration for acquisition or disposal Total net assets Nature of business +See chapter 19 for defined terms 1 September 2016 Page 4

Compliance statement Appendix 4C Quarterly report for entities subject to Listing Rule 4.78 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11 A. 2 This statement gives a true and fair view of the matters disclosed. Sign here: Print name: Notes Company secretary Kevin Fischer Date: 30 April 2018 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. 2. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11 A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. + See chapter 19 for defined terms 1 September 2016 Page 5